Exhibit 99.2
EnCana Corporation
Management’s Discussion and Analysis
For the period ended September 30, 2008
(U.S. Dollars)

Third quarter report
for the period ended September 30, 2008
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended September 30, 2008, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated effective October 22, 2008.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this document. Except as otherwise noted, all 2008 comparative figures are for the period ended September 30 and are compared to the equivalent prior year period.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
On May 11, 2008, EnCana announced its plans to split into two independent energy companies — one a North American natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries supplemented by reliable production from various gas and oil resource plays. The proposed corporate reorganization (the “Arrangement”), was expected to close in early January 2009.
Subsequent to September 30, 2008, EnCana announced the proposed Arrangement will be delayed until the global debt and equity markets regain stability. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. (“Cenovus”) (prior working name “IOCo”) and EnCana Corporation (prior working name “GasCo”). Each EnCana shareholder would receive one share of each entity in exchange for each EnCana Common Share held. Additional details on the Arrangement are available in the 2008 news releases dated May 11, October 15 and October 23 on our website at www.encana.com.
As a result of the proposed Arrangement, EnCana has changed its reportable segments to reflect the realigned reporting hierarchies. The most significant change results in EnCana now presenting Canadian Plains and Canadian Foothills as separate operating segments. These were previously aggregated and presented in the Canada segment. Prior periods have been restated to reflect the new presentation.
EnCana’s operating segments, post-Arrangement, will include Canadian Foothills, United States and Offshore and International. Cenovus’ operating segments, post-Arrangement, will include Canadian Plains and Integrated Oil.
EnCana has defined its continuing operations into the following segments:
•
Canadian Plains, Canadian Foothills, United States and Offshore and International segments include the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s operations are located in Canada and the U.S. The Offshore and International segment is mainly focused on opportunities in Atlantic Canada and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canadian Plains, Canadian Foothills, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
2008 versus 2007 Results Review
In the third quarter of 2008 compared to the third quarter of 2007, EnCana:
•	Increased Cash Flow by 27 percent to $2,809 million;

•	Increased Operating Earnings by 40 percent to $1,442 million;

•
Reported a 280 percent increase in Net Earnings to $3,553 million primarily due to after-tax unrealized mark-to-market hedging gains of $2,043 million in 2008 compared with losses of $69 million in 2007;

•	Increased Free Cash Flow by $578 million to $1,221 million;

•	Grew total production 6 percent to 4,718 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”). On a per share basis, production increased 6 percent;

•	Increased production from natural gas key resource plays 16 percent and reported relatively unchanged production from oil key resource plays;

•	Reported a $440 million decrease in operating cash flows from Downstream operations;

•
Reported a 71 percent increase in natural gas prices, excluding financial hedges, to $8.74 per thousand cubic feet (“Mcf”) and a 85 percent increase in liquids prices, excluding financial hedges, to $98.85 per barrel (“bbl”). Realized hedging losses were $271 million after-tax in 2008 compared with gains of $323 million after-tax in 2007; and

•
Recorded a decrease in long-term compensation costs as a result of the change in the EnCana share price that reduced reported capital investment by $149 million, operating expense by $111 million and administrative expense by $108 million.

In the nine months of 2008 compared to the nine months of 2007, EnCana:
•	Increased Cash Flow by 24 percent to $8,087 million;

•	Increased Operating Earnings by 22 percent to $3,956 million;

•
Reported a 69 percent increase in Net Earnings to $4,867 million primarily due to after-tax unrealized mark-to-market hedging gains of $1,071 million in 2008 compared with losses of $445 million in 2007;

•	Increased Free Cash Flow by $643 million to $2,932 million;

•	Grew total production 7 percent to 4,627 MMcfe/d. On a per share basis, production increased 9 percent;

•	Increased production from natural gas key resource plays 17 percent and reported relatively unchanged production from oil key resource plays;

•
Reported a 49 percent increase in natural gas prices, excluding financial hedges, to $8.78 per Mcf and a 96 percent increase in liquids prices, excluding financial hedges, to $91.72 per bbl. Realized hedging losses were $658 million after-tax in 2008 compared with gains of $777 million after-tax in 2007;

•	Reported a $555 million decrease in operating cash flows from Downstream operations;

•
Purchased approximately 4.8 million of its Common Shares at an average price of $67.13 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $326 million in the nine months of 2008;

•
Was impacted by a 9 percent increase in the average U.S./Canadian dollar exchange rate that increased reported capital investment by $222 million, operating expense by $73 million, administrative expense by $21 million and Depreciation, Depletion and Amortization (“DD&A”) expense by $143 million;

•	Increased its quarterly dividends to 40 cents per share for the nine months of 2008 compared to 20 cents per share for the same period in 2007; and

•
Reported a Net Debt to Adjusted EBITDA of 0.6x and a Net Debt to Capitalization ratio of 26 percent at September 30, 2008. Excluding, the impact from unrealized mark-to-market gains on risk management instruments, the Net Debt to Capitalization ratio would have been 29 percent.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates to assist in understanding EnCana’s financial results:

	Three Months Ended September 30			Nine Months Ended September 30
		2008 vs			2008 vs
(Average for the period)	2008	2007	2007	2008	2007	2007
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$9.24	65%	$5.61	$8.58	26%	$6.81
NYMEX ($/MMBtu)	10.24	66%	6.16	9.73	42%	6.83
Rockies (Opal) ($/MMBtu)	5.88	100%	2.94	7.15	74%	4.11
Texas (HSC) ($/MMBtu)	9.98	69%	5.89	9.43	44%	6.56
Basis Differential ($/MMBtu)
AECO/NYMEX	1.28	52%	0.84	1.28	80%	0.71
Rockies/NYMEX	4.36	35%	3.22	2.58	-5%	2.71
Texas/NYMEX	0.26	-4%	0.27	0.30	11%	0.27
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	118.22	57%	75.15	113.52	71%	66.22
Western Canadian Select (WCS) ($/bbl)	100.22	90%	52.71	93.16	99%	46.86
Differential — WTI/WCS ($/bbl)	18.00	-20%	22.44	20.36	5%	19.36
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl) (1)	17.29	-6%	18.48	12.86	-37%	20.50
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.961	—	0.957	0.982	9%	0.905

(1)
3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2007 and 2008 values are calculated using Ultra Low Sulphur Diesel.

Consolidated Financial Results

	Nine Months Ended
	September 30		2008			2007				2006
($ millions, except per share amounts)	2008	2007	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Consolidated

Cash Flow (1)	$8,087	$6,519	$2,809	$2,889	$2,389	$1,934	$2,218	$2,549	$1,752	$1,761
- per share — diluted	10.75	8.49	3.74	3.85	3.17	2.56	2.93	3.33	2.25	2.18

Net Earnings	4,867	2,877	3,553	1,221	93	1,082	934	1,446	497	663
- per share — basic	6.49	3.79	4.74	1.63	0.12	1.44	1.24	1.91	0.65	0.84
- per share — diluted	6.47	3.75	4.73	1.63	0.12	1.43	1.24	1.89	0.64	0.82

Operating Earnings (2)	3,956	3,251	1,442	1,469	1,045	849	1,032	1,369	850	675
- per share — diluted	5.26	4.24	1.92	1.96	1.39	1.12	1.37	1.79	1.09	0.84

Continuing Operations

Cash Flow from Continuing Operations (1)	8,087	6,519	2,809	2,889	2,389	1,934	2,218	2,549	1,752	1,742

Net Earnings from Continuing Operations	4,867	2,877	3,553	1,221	93	1,007	934	1,446	497	643
- per share — basic	6.49	3.79	4.74	1.63	0.12	1.34	1.24	1.91	0.65	0.81
- per share — diluted	6.47	3.75	4.73	1.63	0.12	1.33	1.24	1.89	0.64	0.80

Operating Earnings from Continuing Operations (2)	3,956	3,251	1,442	1,469	1,045	849	1,032	1,369	850	672

Revenues, Net of Royalties	23,429	15,645	10,766	7,321	5,342	5,801	5,596	5,613	4,436	3,676

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under the Cash Flow section of this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under the Operating Earnings section of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
CASH FLOW
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow from Continuing Operations is a non-GAAP measure defined as cash flow excluding cash flow from discontinued operations. While cash flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Summary of Cash Flow

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2008	2007	2008	2007
Cash From Operating Activities	$3,058	$2,180	$6,812	$6,236
(Add back) deduct:
Net change in other assets and liabilities	(19)	1	(283)	5
Net change in non-cash working capital	268	(39)	(992)	(288)

Cash Flow	$2,809	$2,218	$8,087	$6,519

Three Months Ended September 30, 2008 versus 2007
Cash Flow in the third quarter of 2008 increased $591 million or 27 percent compared to the third quarter of 2007 as a result of:
•	Average total liquids prices, excluding financial hedges, increased 85 percent to $98.85 per bbl in 2008 compared to $53.37 per bbl in 2007;

•	Average total natural gas prices, excluding financial hedges, increased 71 percent to $8.74 per Mcf in 2008 compared to $5.10 per Mcf in 2007; and

•	Natural gas production volumes in 2008 increased 8 percent to 3,917 million cubic feet (“MMcf”) of gas per day (“MMcf/d”) from 3,630 MMcf/d in 2007.
Cash Flow was reduced by:
•	Realized financial natural gas, crude oil and other commodity hedging losses of $271 million after-tax in 2008 compared with gains of $323 million after-tax in 2007;

•	Operating cash flows from downstream operations decreased $440 million primarily due to weaker refining margins; and

•	Increases in transportation and selling, operating, production and mineral taxes, administrative and interest expenses, net of long-term compensation costs in 2008 compared with 2007.
Nine Months Ended September 30, 2008 versus 2007
Cash Flow in the nine months of 2008 increased $1,568 million or 24 percent compared to the nine months of 2007 as a result of:
•	Average total liquids prices, excluding financial hedges, increased 96 percent to $91.72 per bbl in 2008 compared to $46.84 per bbl in 2007;

•	Average total natural gas prices, excluding financial hedges, increased 49 percent to $8.78 per Mcf in 2008 compared to $5.91 per Mcf in 2007; and

•	Natural gas production volumes in 2008 increased 9 percent to 3,830 MMcf/d from 3,513 MMcf/d in 2007.
Cash Flow was reduced by:
•	Realized financial natural gas, crude oil and other commodity hedging losses of $658 million after-tax in 2008 compared with gains of $777 million after-tax in 2007;

•	Increases in operating, transportation and selling, production and mineral taxes, administrative and interest expenses, net of long-term compensation costs in 2008 compared with 2007;

•	Operating cash flows from downstream operations decreased $555 million primarily due to weaker refining margins; and

•
Current tax decreased primarily as a result of the estimated current tax recovery associated with realized commodity hedging mentioned above partially offset by increased operating cash flows from higher price and production levels and a one time tax recovery of $174 million in 2007 for a tax legislative change with no comparable amount in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
NET EARNINGS
Three Months Ended September 30, 2008 versus 2007
EnCana’s third quarter 2008 Net Earnings were $2,619 million higher compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market hedging gains of $2,043 million after-tax in 2008 compared with losses of $69 million after-tax in 2007;

•	A reduction in long-term compensation costs due to the change in the EnCana share price of $227 million in 2008 compared with a reduction of $8 million in 2007;

•	A gain of $99 million after-tax from the sale of interests in Brazil in 2008 compared to a gain of $25 million after-tax from the sale of assets in Australia in 2007; and

•	DD&A increased $107 million in 2008 compared to 2007 primarily due to the increase in production volumes.
Nine Months Ended September 30, 2008 versus 2007
EnCana’s nine months of 2008 Net Earnings were $1,990 million higher compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market hedging gains of $1,071 million after-tax in 2008 compared with losses of $445 million after-tax in 2007;

•	DD&A increased $497 million in 2008 compared to 2007 primarily due to the increase in production volumes and the higher U.S./Canadian dollar exchange rate; and

•
In addition to the impact on the unrealized mark-to-market hedging gains mentioned above, future income taxes increased in 2008 compared to 2007. The increase in future tax includes future tax on unrealized foreign exchange gains in 2008 of $132 million with no comparable amount in 2007 and a one time tax recovery of $57 million in 2007 for tax legislative changes with no comparable amount in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust Net Earnings and Net Earnings from Continuing Operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods. Operating Earnings are equal to Operating Earnings from Continuing Operations in the nine months of 2008 and also in the comparative period in 2007.
Summary of Operating Earnings

	Three Months Ended September 30				Nine Months Ended September 30
	2008		2007		2008		2007
		Per		Per		Per		Per
($ millions, except per share amounts)		share(5)		share(5)		share(5)		share(5)
Net Earnings, as reported	$3,553	$4.73	$934	$1.24	$4,867	$6.47	$2,877	$3.75
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	2,043	2.72	(69)	(0.09)	1,071	1.42	(445)	(0.58)
Non-operating foreign exchange gain (loss), after-tax (1)	(31)	(0.04)	(54)	(0.07)	(259)	(0.34)	(50)	(0.07)
Gain (loss) on discontinuance, after-tax (2)	99	0.13	25	0.03	99	0.13	84	0.11
Future tax recovery due to tax rate reductions	—	—	—	—	—	—	37	0.05

Operating Earnings (3) (4)	$1,442	$1.92	$1,032	$1.37	$3,956	$5.26	$3,251	$4.24

(1)
Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)
For third quarter and nine months of 2008, gain on sale of interests in Brazil. For third quarter 2007, gain on sale of Australia assets; for nine months of 2007, gain on sale of Australia assets and interests in Chad.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. In 2007, EnCana changed its calculation of Operating Earnings to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)	Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

(5)	Per Common Share — diluted.
FOREIGN EXCHANGE
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate was relatively unchanged at $0.961 in the third quarter of 2008 compared to $0.957 in the third quarter of 2007 and increased 9 percent to $0.982 in the nine months of 2008 compared to $0.905 in the nine months of 2007. The table below summarizes the impacts of these increases on EnCana’s operations when compared to the same periods in 2007.

	Three Months Ended		Nine Months Ended
	September 30, 2008		September 30, 2008
Average U.S./Canadian Dollar Exchange Rate	$0.961		$0.982
Change from comparative period in 2007	0.004		0.077

	$ millions	$/Mcfe	$ millions	$/Mcfe
Increase (decrease) in:
Capital Investment	$2		$222
Operating Expense	1	—	73	0.06
Administrative Expense	1	—	21	0.02
DD&A Expense	2		143
Additional detail regarding the impact of foreign exchange on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
RESULTS OF OPERATIONS
Production Volumes

	Nine Months Ended
	September 30		2008			2007				2006
	2008	2007	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Produced Gas (MMcf/d)
Canadian Plains	849	874	831	856	860	876	858	874	891	901
Canadian Foothills	1,299	1,236	1,351	1,289	1,256	1,313	1,280	1,231	1,196	1,207
United States	1,618	1,305	1,674	1,629	1,552	1,464	1,387	1,303	1,222	1,201
Integrated Oil — Other(1)	64	98	61	67	65	69	105	98	91	97

	3,830	3,513	3,917	3,841	3,733	3,722	3,630	3,506	3,400	3,406

Crude Oil (bbls/d)
Canadian Plains	66,549	71,159	64,789	65,097	69,781	70,287	70,711	70,148	72,639	69,567
Canadian Foothills	8,486	8,140	8,217	8,376	8,867	8,441	7,978	7,959	8,489	8,643
Foster Creek/Christina Lake	28,542	26,688	31,547	24,671	29,376	27,190	28,740	27,994	23,269	46,678
Integrated Oil — Other(1)	2,930	2,568	2,273	3,009	3,514	3,040	2,235	2,489	2,990	5,341

	106,507	108,555	106,826	101,153	111,538	108,958	109,664	108,590	107,387	130,229

NGLs (bbls/d)
Canadian Plains	1,199	1,206	1,147	1,189	1,262	1,422	1,209	1,206	1,203	1,397
Canadian Foothills	11,588	9,748	11,730	11,779	11,256	10,966	9,932	9,811	9,497	10,459
United States	13,524	13,976	13,853	13,482	13,232	14,791	15,578	13,809	12,503	12,584

	26,311	24,930	26,730	26,450	25,750	27,179	26,719	24,826	23,203	24,440

Total (MMcfe/d) (2)	4,627	4,314	4,718	4,607	4,557	4,539	4,448	4,306	4,184	4,334

(1)	Volumes related to operating areas outside of Foster Creek and Christina Lake including Athabasca (gas) and Senlac (crude oil).

(2)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Key Resource Plays

	Three Months Ended September 30					Nine Months Ended September 30
				Drilling Activity					Drilling Activity
	Daily Production			(net wells drilled)		Daily Production			(net wells drilled)
		2008 vs					2008 vs
	2008	2007	2007	2008	2007	2008	2007	2007	2008	2007
Natural Gas (MMcf/d)
Jonah	615	5%	588	43	31	613	14%	539	135	112
Piceance	407	15%	354	94	72	387	12%	346	258	209
East Texas	339	135%	144	22	9	309	140%	129	55	27
Fort Worth	148	16%	128	21	17	142	19%	119	62	60
Greater Sierra	228	4%	220	29	27	217	4%	208	92	82
Cutbank Ridge(1)	322	20%	269	17	23	291	16%	250	65	82
Bighorn(1)	185	36%	136	11	18	167	37%	122	59	56
CBM	309	21%	256	78	323	303	21%	251	339	749
Shallow Gas	691	-3%	713	233	608	706	-3%	725	812	1,265

	3,244	16%	2,808	548	1,128	3,135	17%	2,689	1,877	2,642

Oil (bbls/d)
Foster Creek	26,979	3%	26,243	6	8	24,936	4%	24,059	19	17
Christina Lake	4,568	83%	2,497	—	1	3,606	37%	2,629	—	3

	31,547	10%	28,740	6	9	28,542	7%	26,688	19	20
Pelican Lake	22,196	-6%	23,617	—	—	22,510	-2%	23,086	—	—
Weyburn	13,590	-10%	15,032	4	9	13,583	-9%	15,009	18	27

	67,333	—	67,389	10	18	64,635	—	64,783	37	47

Total (MMcfe/d) (2)	3,648	14%	3,210	558	1,146	3,523	15%	3,076	1,914	2,689

(1)
Key resource play production and wells drilled information in 2007 for Cutbank Ridge and Bighorn were restated in the first quarter of 2008 to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

(2)	Total key resource play production and wells drilled information in 2007 was restated in the first quarter of 2008 to include the designation of Weyburn as an oil key resource play.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Production volumes increased 6 percent or 270 MMcfe/d in the third quarter of 2008 compared to the third quarter of 2007 and 7 percent or 313 MMcfe/d in the nine months of 2008 compared to the nine months of 2007 due to increased production from EnCana’s natural gas key resource plays of 16 percent and 17 percent, respectively, offset partially by natural declines in conventional properties.
ENCANA POST-ARRANGEMENT OPERATING SEGMENTS
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. EnCana’s operating segments, post-Arrangement, will include Canadian Foothills and United States.
CANADIAN FOOTHILLS AND UNITED STATES
Produced Gas
Three Months Ended September 30, 2008 versus 2007
Financial Results

	2008
	Canadian Foothills		United States
($ millions, except per unit amounts in $ per thousand cubic feet)		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,123	$9.03	$1,315	$8.54
Realized Financial Hedging Gain (Loss)	(141)		(52)
Expenses
Production and mineral taxes	12	0.09	86	0.56
Transportation and selling	54	0.43	132	0.86
Operating	108	0.87	59	0.38

Operating Cash Flow / Netback (1)	$808	$7.64	$986	$6.74

Netback including Realized Financial Hedging		$6.51		$6.40

Gas Production Volumes (MMcf/d)		1,351		1,674

	2007
	Canadian Foothills		United States
		$/Mcf		$/Mcf

Revenues, Net of Royalties / Price	$643	$5.46	$598	$4.68
Realized Financial Hedging Gain (Loss)	122		336
Expenses
Production and mineral taxes	9	0.08	49	0.38
Transportation and selling	48	0.41	77	0.60
Operating	114	0.96	68	0.52

Operating Cash Flow / Netback (1)	$594	$4.01	$740	$3.18

Netback including Realized Financial Hedging		$5.04		$5.82

Gas Production Volumes (MMcf/d)		1,280		1,387

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$765	$165	$52	$982
United States	934	112	217	1,263

Total Produced Gas	$1,699	$277	$269	$2,245

(1)	Includes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the third quarter of 2008 compared with the same period in 2007 due to:
•	A 82 percent increase in U.S. natural gas prices and a 65 percent increase in Canadian Foothills natural gas prices, excluding the impact of financial hedging; and

•	A 21 percent increase in U.S. natural gas production volumes and a 6 percent increase in Canadian Foothills natural gas production volumes;
offset by:
•
Canadian Foothills realized financial hedging losses of $141 million or $1.13 per Mcf in 2008 compared to gains of $122 million or $1.03 per Mcf in 2007 and U.S. realized financial hedging losses of $52 million or $0.34 per Mcf in 2008 compared to gains of $336 million or $2.64 per Mcf in 2007.

Produced gas volumes in the U.S. increased in 2008 as a result of drilling and operational success at East Texas, Piceance, Jonah and Fort Worth as well as incremental volumes from the Deep Bossier acquisition and upgrades to the compression and gathering facilities at Jonah. Produced gas volumes in the Canadian Foothills increased in 2008 as a result of drilling success and new facilities in the key resource plays of Coalbed Methane (“CBM”), Cutbank Ridge and Bighorn offset partially by natural declines for conventional properties.
The increase in U.S. and Canadian Foothills natural gas prices in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Realized natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas per unit production and mineral taxes in the U.S. increased 47 percent or $0.18 per Mcf in 2008 compared to 2007 primarily as a result of higher natural gas prices.
Natural gas per unit transportation and selling costs for the U.S. increased 43 percent or $0.26 per Mcf in 2008 compared to 2007 as a result of higher unutilized transportation commitments, higher gathering costs and transporting gas greater distances on the Rockies Express Pipeline to improve price realizations.
Natural gas per unit operating expenses in the U.S. in 2008 were 27 percent or $0.14 per Mcf lower than in 2007 primarily due to lower long-term compensation costs due to the change in the EnCana share price and a high proportion of fixed costs spread over increased production volumes offset by higher salaries and benefits and repairs and maintenance expenses. Natural gas per unit operating expenses for the Canadian Foothills in 2008 were 9 percent or $0.09 per Mcf lower than in 2007 primarily as a result of lower long-term compensation costs offset by increased gas gathering and processing, repairs and maintenance, salaries and benefits expenses and property tax and lease costs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Nine Months Ended September 30, 2008 versus 2007
Financial Results

	2008
	Canadian Foothills		United States
($ millions, except per unit amounts in $ per thousand cubic feet		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$3,159	$8.88	$3,945	$8.89
Realized Financial Hedging Gain (Loss)	(268)		(191)
Expenses
Production and mineral taxes	26	0.07	280	0.63
Transportation and selling	158	0.44	367	0.83
Operating	432	1.21	266	0.60

Operating Cash Flow / Netback (1)	$2,275	$7.16	$2,841	$6.83

Netback including Realized Financial Hedging		$6.41		$6.40

Gas Production Volumes (MMcf/d)		1,299		1,618

	2007
	Canadian Foothills		United States
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$2,107	$6.24	$1,964	$5.51
Realized Financial Hedging Gain (Loss)	245		790
Expenses
Production and mineral taxes	32	0.10	127	0.36
Transportation and selling	142	0.42	220	0.62
Operating	345	1.02	228	0.63

Operating Cash Flow / Netback (1)	$1,833	$4.70	$2,179	$3.90

Netback including Realized Financial Hedging		$5.43		$6.12

Gas Production Volumes (MMcf/d)		1,236		1,305

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$2,352	$389	$150	$2,891
United States	2,754	263	737	3,754

Total Produced Gas	$5,106	$652	$887	$6,645

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the nine months of 2008 compared with the same period in 2007 due to:
•	A 61 percent increase in U.S. natural gas prices and a 42 percent increase in Canadian Foothills natural gas prices, excluding the impact of financial hedging; and

•	A 24 percent increase in U.S. natural gas production volumes and a 5 percent increase in Canadian Foothills natural gas production volumes;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
offset by:
•
Canadian Foothills realized financial hedging losses of $268 million or $0.75 per Mcf in 2008 compared to gains of $245 million or $0.73 per Mcf in 2007 and U.S. realized financial hedging losses of $191 million or $0.43 per Mcf in 2008 compared to gains of $790 million or $2.22 per Mcf in 2007.

Produced gas volumes in the U.S. increased in 2008 as a result of drilling and operational success at East Texas, Jonah, Piceance and Fort Worth as well as incremental volumes from the Deep Bossier acquisition and upgrades to the compression and gathering facilities at Jonah. Produced gas volumes in the Canadian Foothills increased in 2008 as a result of drilling success and new facilities in the key resource plays of CBM, Bighorn and Cutbank Ridge offset partially by natural declines for conventional properties.
The increase in U.S. and Canadian Foothills natural gas prices in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Realized natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas per unit production and mineral taxes in the U.S. increased 75 percent or $0.27 per Mcf in 2008 compared to 2007 primarily as a result of higher natural gas prices.
Natural gas per unit transportation and selling costs for the U.S. increased 34 percent or $0.21 per Mcf in 2008 compared to 2007 as a result of transporting gas greater distances on the Rockies Express Pipeline to improve price realizations and higher unutilized transportation commitments.
Natural gas per unit operating expenses for the Canadian Foothills in 2008 were 19 percent or $0.19 per Mcf higher than in 2007 primarily as a result of the higher U.S./Canadian dollar exchange rate, higher repairs and maintenance due to planned plant turnarounds, increased gathering and processing and salaries and benefits expenses offset by lower long-term compensation costs due to the change in the EnCana share price. Natural gas per unit operating expenses for the U.S. were impacted by a high proportion of fixed costs spread over increased production volumes and lower long-term compensation costs offset by increased salaries and benefits, repairs and maintenance and workovers costs.
Crude Oil and NGLs
Three Months Ended September 30, 2008 versus 2007
Financial Results

	2008		2007
($ millions)	Canadian Foothills	United States	Canadian Foothills	United States
Revenues, Net of Royalties	$172	$124	$100	$86
Expenses
Production and mineral taxes	2	11	1	3
Transportation and selling	3	—	3	—
Operating	7	—	9	—

Operating Cash Flow	$160	$113	$87	$83

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$100	$56	$16	$172
United States	86	53	(15)	124

Total Crude Oil and NGLs	$186	$109	$1	$296

(1)	Includes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the third quarter of 2008 compared with the same period in 2007 due to:
•	A 68 percent increase in Canadian Foothills crude oil prices and 58 percent increase in North American NGLs prices, excluding financial hedges;
offset by:
•	Canadian Foothills realized financial hedging losses on liquids of $17 million or $9.20 per bbl in 2008 compared to losses of $8 million or $4.73 per bbl in 2007.
Per Unit Results — Crude Oil

	Canadian Foothills
($ per barrel)	2008	2007
Price (1)	$112.73	$67.07
Expenses
Production and mineral taxes	1.65	0.76
Transportation and selling	2.12	2.16
Operating	10.02	11.21

Netback	$98.94	$52.94

Crude Oil Production Volumes (bbls/d)	8,217	7,978

(1)	Excludes the impact of realized financial hedging.
Canadian Foothills crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $7 million or $9.53 per bbl in 2008 compared to losses of approximately $4 million or $4.68 per bbl in 2007.
Canadian Foothills crude oil per unit production and mineral taxes increased 117 percent or $0.89 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices.
Canadian Foothills crude oil per unit operating costs in 2008 decreased 11 percent or $1.19 per bbl compared to 2007 mainly due to decreased workovers, repairs and maintenance and salaries and benefits expenses offset by higher electricity costs.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes from the U.S. were 13,853 bbls/d in 2008 compared to 15,578 bbls/d in 2007 and from Canadian Foothills were 11,730 bbls/d in 2008 compared to 9,932 bbls/d in 2007. Average U.S. NGLs realized prices increased 62 percent to $97.63 per bbl in 2008 from $60.17 per bbl in 2007 and average Canadian Foothills NGLs realized prices increased 51 percent to $95.49 per bbl in 2008 from $63.06 per bbl in 2007, which are consistent with the higher WTI benchmark price.
Nine Months Ended September 30, 2008 versus 2007
Financial Results

	2008		2007
($ millions)	Canadian Foothills	United States	Canadian Foothills	United States
Revenues, Net of Royalties	$494	$353	$268	$210
Expenses
Production and mineral taxes	4	31	2	15
Transportation and selling	9	—	7	—
Operating	30	—	23	—

Operating Cash Flow	$451	$322	$236	$195

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$268	$172	$54	$494
United States	210	153	(10)	353

Total Crude Oil and NGLs	$478	$325	$44	$847

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the nine months of 2008 compared with the same period in 2007 due to:
•	A 81 percent increase in Canadian Foothills crude oil prices and 73 percent increase in North American NGLs prices, excluding financial hedges;
offset by:
•	Canadian Foothills realized financial hedging losses on liquids of $48 million or $8.70 per bbl in 2008 compared to losses of $7 million or $1.35 per bbl in 2007.
Per Unit Results — Crude Oil

	Canadian Foothills
($ per barrel)	2008	2007
Price (1)	$106.53	$58.79
Expenses
Production and mineral taxes	1.61	0.86
Transportation and selling	2.24	1.81
Operating	13.10	10.19

Netback	$89.58	$45.93

Crude Oil Production Volumes (bbls/d)	8,486	8,140

(1)	Excludes the impact of realized financial hedging.
Canadian Foothills crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices offset by higher average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $20 million or $8.61 per bbl in 2008 compared to losses of approximately $3 million or $1.32 per bbl in 2007.
Canadian Foothills crude oil per unit production and mineral taxes increased 87 percent or $0.75 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit transportation and selling costs increased 24 percent or $0.43 per bbl in 2008 compared to 2007 due to increased pipeline tariff rates and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit operating costs in 2008 increased 29 percent or $2.91 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, increased electricity costs and gathering and processing costs.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes from the U.S. were 13,524 bbls/d in 2008 compared to 13,976 bbls/d in 2007 and from Canadian Foothills were 11,588 bbls/d in 2008 compared to 9,748 bbls/d in 2007. Average U.S. NGLs realized prices increased 73 percent to $95.35 per bbl in 2008 from $54.96 per bbl in 2007 and average Canadian Foothills NGLs realized prices increased 72 percent to $92.69 per bbl in 2008 from $53.89 per bbl in 2007, which are consistent with the higher WTI benchmark price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
CENOVUS POST-ARRANGEMENT OPERATING SEGMENTS
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. Cenovus’ operating segments, post-Arrangement, will include Integrated Oil and Canadian Plains.
INTEGRATED OIL
Foster Creek/Christina Lake Operations
On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.
The goal of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 400,000 bbls/d of bitumen (on a 100 percent basis before royalties) by 2016.
Three Months Ended September 30, 2008 versus 2007
Financial Results

	Foster Creek/Christina Lake
($ millions)	2008	2007
Revenues, Net of Royalties	$362	$160
Expenses
Transportation and selling	137	62
Operating	42	35

Operating Cash Flow	$183	$63

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$160	$127	$—	$75	$362

(1)	Includes the impact of realized financial hedging.

(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation and selling expense.
Revenues, net of royalties, increased in the third quarter of 2008 compared with the same period in 2007 due to:
•	A 113 percent increase in crude oil prices, excluding financial hedges; and

•	Relatively unchanged crude oil sales volumes attributable to a 10 percent increase in production volumes offset by changes in inventory;
offset by:
•	Realized financial hedging losses of $21 million or $7.66 per bbl in 2008 compared to losses of $16 million or $5.81 per bbl in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Per Unit Results — Crude Oil

	Foster Creek/Christina Lake
($ per barrel)	2008	2007
Price (1)(2)	$91.21	$42.86
Expenses
Transportation and selling	2.10	2.10
Operating	15.53	12.55

Netback	$73.58	$28.21

Crude Oil Production Volumes (bbls/d)	31,547	28,740

(1)	Excludes the impact of realized financial hedging.

(2)	Represents blended sales price net of purchased condensate costs.
Foster Creek/Christina Lake crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices compared to 2007 as well as lower price differentials. WCS as a percentage of WTI was 85 percent in 2008 compared to 70 percent in 2007.
Foster Creek/Christina Lake crude oil per unit operating costs increased 24 percent or $2.98 per bbl in 2008 compared to 2007. The increase is mainly due to increased purchased fuel costs, staff levels and workovers offset by lower long-term compensation costs due to the change in the EnCana share price.
Nine Months Ended September 30, 2008 versus 2007
Financial Results

	Foster Creek/Christina Lake
($ millions)	2008	2007
Revenues, Net of Royalties	$898	$552
Expenses
Transportation and selling	380	258
Operating	133	123

Operating Cash Flow	$385	$171

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$552	$281	$(62)	$127	$898

(1)	Includes the impact of realized financial hedging.

(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation and selling expense.
Revenues, net of royalties, increased in the nine months of 2008 compared with the same period in 2007 due to:
•	A 112 percent increase in crude oil prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses of $79 million or $10.47 per bbl in 2008 compared to losses of $10 million or $1.15 per bbl in 2007; and

•	Lower crude oil sales volumes attributable to the planned turnaround at Foster Creek in the second quarter of 2008 and changes in inventory.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Per Unit Results — Crude Oil

	Foster Creek/Christina Lake
($ per barrel)	2008	2007
Price (1)(2)	$81.64	$38.45
Expenses
Transportation and selling	2.51	2.92
Operating	17.69	14.59

Netback	$61.44	$20.94

Crude Oil Production Volumes (bbls/d)	28,542	26,688

(1)	Excludes the impact of realized financial hedging.

(2)	Represents blended sales price net of purchased condensate costs.
Foster Creek/Christina Lake crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices compared to 2007 as well as price differentials not increasing as much as benchmark prices. WCS as a percentage of WTI was 82 percent in 2008 compared to 71 percent in 2007.
Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2008 decreased 14 percent or $0.41 per bbl compared to 2007 due to variability in sales destinations and pipelines utilized to transport the bitumen volumes, offset partially by the higher U.S./Canadian dollar exchange rate.
Foster Creek/Christina Lake crude oil per unit operating costs increased 21 percent or $3.10 per bbl in 2008 compared to 2007. The increase is mainly due to increased purchased fuel costs, staff levels and workovers. In addition, operating costs for 2008 compared to 2007 were impacted by the higher U.S./Canadian dollar exchange rate.
Downstream Operations
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Revenues	$2,699	$2,049	$7,514	$5,109
Expenses
Operating	116	98	375	317
Purchased product	2,679	1,607	6,800	3,898

Operating Cash Flow	$(96)	$344	$339	$894

The downstream business commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity that owns the Wood River and Borger refineries operated by ConocoPhillips.
The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the Coker and Refinery Expansion (“CORE”) project. EnCana’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in full operation in 2011. The expansion will increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and will more than double heavy crude oil refining capacity to 240,000 bbls/d.
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The coker installed in 2007 is enabling the refinery to upgrade approximately 35,000 bbls/d of Western Canadian Select heavy crude.
The goal of the downstream business is to refine in the aggregate at the Wood River and Borger refineries approximately 240,000 bbls/d of bitumen (on a 100 percent basis) by 2016 to primarily transportation fuels. Currently, the refineries have processing capability to refine up to approximately 70,000 bbls/d of bitumen (on a 100 percent basis).

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Revenues reflect EnCana’s 50 percent share of the sale of refined petroleum products in the U.S. Operating Cash Flow during 2008 was impacted by weaker refining margins as evidenced by the Chicago 3-2-1 Crack Spread, which is disclosed in the Business Environment section of this MD&A. The Chicago 3-2-1 Crack Spread decreased 6 percent to $17.29 per bbl in the third quarter of 2008 compared to $18.48 per bbl in 2007 and decreased 37 percent to $12.86 per bbl in the nine months of 2008 compared to $20.50 per bbl in 2007. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at an average 91 percent of that capacity during the third quarter of 2008 compared to 102 percent in 2007 and 93 percent during the nine months of 2008 compared to 95 percent in 2007. Refinery crude utilization was lower in the third quarter of 2008 primarily due to unplanned refinery outages and maintenance activities at Wood River as well as crude oil supply disruptions resulting from hurricane activity in the Gulf Coast. Refined products averaged 438,000 bbls/d (219,000 bbls/d net to EnCana) in the third quarter of 2008 compared to 484,000 bbls/d (242,000 bbls/d net to EnCana) in 2007 and 446,000 bbls/d (223,000 bbls/d net to EnCana) in the nine months of 2008 compared to 454,000 bbls/d (227,000 bbls/d net to EnCana) in 2007.
During the third quarter of 2008 EnCana operated in an environment of falling input costs resulting in lower inventory values at the end of the period and higher purchased product costs for the period as the higher priced product inventory was processed and sold. From January 2007 through to July 2008 we experienced an environment of rising input costs which resulted in lower costs for purchased product during the period and higher ending inventory values translating into higher operating cash flow for each reporting period up to June 30, 2008. The effect on Operating Cash Flow during the third quarter of 2008 is a decrease of $95 million (2007 — increase of $72 million) and for year-to-date is an increase of $143 million (2007 — increase of $127 million).
Purchased products, consisting mainly of crude oil, represented 96 percent of total expenses in the third quarter of 2008 compared to 94 percent in 2007 and 95 percent of total expenses in the nine months of 2008 compared to 92 percent in 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses. Revenues and purchased product have increased 32 percent and 67 percent in the quarter, respectively, in line with the significant increase in crude oil prices and reduced refining margins.
Other Integrated Oil Operations
In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac. Production volumes from Athabasca were 61 MMcf/d in the third quarter of 2008 compared to 105 MMcf/d in the third quarter of 2007 and 64 MMcf/d in the nine months of 2008 compared to 98 MMcf/d in the nine months of 2007. These decreases are due to expected natural declines. Production volumes from Senlac were 2,273 bbls/d in the third quarter of 2008 compared to 2,235 bbls/d in the third quarter of 2007 and 2,930 bbls/d in the nine months of 2008 compared to 2,568 bbls/d in the nine months of 2007.
CANADIAN PLAINS
Produced Gas
Three Months Ended September 30, 2008 versus 2007
Financial Results

	Canadian Plains
	2008		2007
($ millions, except per unit amounts in $ per thousand cubic feet)		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$663	$8.67	$416	$5.26
Realized Financial Hedging Gain (Loss)	(87)		82
Expenses
Production and mineral taxes	14	0.17	11	0.13
Transportation and selling	18	0.24	18	0.25
Operating	44	0.59	49	0.62

Operating Cash Flow / Netback (1)	$500	$7.67	$420	$4.26

Netback including Realized Financial Hedging		$6.53		$5.30

Gas Production Volumes (MMcf/d)		831		858

(1)	Netback excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$498	$97	$(19)	$576

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the third quarter of 2008 compared with the same period in 2007 due to:
•	A 65 percent increase in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging losses of $87 million or $1.14 per Mcf in 2008 compared to gains of $82 million or $1.04 per Mcf in 2007; and
•
A 3 percent decrease in natural gas production volumes. Production added as a result of infill drilling programs was offset by expected natural declines for the Shallow Gas key resource play and conventional properties.

The increase in EnCana’s natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Realized natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas per unit production and mineral taxes for the Canadian Plains in 2008 were 31 percent or $0.04 per Mcf higher than in 2007 primarily due to higher natural gas prices.
Natural gas per unit operating expenses for the Canadian Plains in 2008 were 5 percent or $0.03 per Mcf lower than in 2007 primarily as a result of lower long-term compensation costs due to the change in the EnCana share price offset by higher costs for property tax and lease rentals, electricity and salaries and benefits.
Nine Months Ended September 30, 2008 versus 2007
Financial Results

	Canadian Plains
	2008		2007
($ millions, except per unit amounts in $ per thousand cubic feet)		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,966	$8.45	$1,446	$6.06
Realized Financial Hedging Gain (Loss)	(171)		173
Expenses
Production and mineral taxes	32	0.14	31	0.13
Transportation and selling	55	0.24	61	0.26
Operating	191	0.82	156	0.65

Operating Cash Flow / Netback (1)	$1,517	$7.25	$1,371	$5.02

Netback including Realized Financial Hedging		$6.52		$5.74

Gas Production Volumes (MMcf/d)		849		874

(1)	Netback excludes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$1,619	$222	$(46)	$1,795

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the nine months of 2008 compared with the same period in 2007 due to:
•	A 39 percent increase in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging losses of $171 million or $0.73 per Mcf in 2008 compared to gains of $173 million or $0.72 per Mcf in 2007; and
•
A 3 percent decrease in natural gas production volumes. Production added as a result of infill drilling programs was offset by expected natural declines for the Shallow Gas key resource play and conventional properties.

The increase in EnCana’s natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Realized natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas per unit operating expenses for the Canadian Plains in 2008 were 26 percent or $0.17 per Mcf higher than in 2007 primarily as a result of the higher U.S./Canadian dollar exchange rate, higher repairs and maintenance, property tax and lease costs and salaries and benefits expenses.
Crude Oil and NGLs
Three Months Ended September 30, 2008 versus 2007
Financial Results

	Canadian Plains
($ millions)	2008	2007
Revenues, Net of Royalties	$559	$323
Expenses
Production and mineral taxes	13	6
Transportation and selling	14	8
Operating	51	53

Operating Cash Flow	$481	$256

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$323	$289	$(53)	$559

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the third quarter of 2008 compared with the same period in 2007 due to:
•	A 89 percent increase in crude oil prices and 60 percent increase in NGLs prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses on liquids of $56 million or $9.28 per bbl in 2008 compared to losses of $31 million or $4.73 per bbl in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Production from the Pelican Lake key resource play in the third quarter of 2008 was 22,196 bbls/d, down 6 percent compared to 2007 mainly due to facility down time during the quarter. Production from the Weyburn key resource play of 13,590 bbls/d was down 10 percent mainly due to expected natural declines offset by production adds from the infill drilling program. At Suffield, production of 12,468 bbls/d was down 17 percent mainly due to natural declines and the impact of delayed well tie-ins. Canadian Plains crude oil production was also impacted by higher royalties in 2008. Overall, Canadian Plains crude oil production decreased 8 percent.
Per Unit Results — Crude Oil

	Canadian Plains
($ per barrel)	2008	2007
Price (1)	$101.33	$53.50
Expenses
Production and mineral taxes	2.23	1.03
Transportation and selling	1.95	1.37
Operating	8.45	8.00

Netback	$88.70	$43.10

Crude Oil Production Volumes (bbls/d)	64,789	70,711

(1)	Excludes the impact of realized financial hedging.
Canadian Plains crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices. Total realized financial hedging losses on crude oil for Canadian Plains were approximately $55 million or $9.27 per bbl in 2008 compared to losses of approximately $31 million or $4.74 per bbl in 2007.
Canadian Plains crude oil per unit production and mineral taxes increased 117 percent or $1.20 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices.
Canadian Plains crude oil per unit transportation and selling costs increased 42 percent or $0.58 per bbl in 2008 compared to 2007 due to additional clean oil trucking costs at Pelican Lake combined with lower overall crude oil volumes offset by lower clean oil trucking costs at Weyburn.
Canadian Plains crude oil per unit operating costs in 2008 increased 6 percent or $0.45 per bbl compared to 2007 mainly due to increased chemical costs and property tax and lease costs combined with lower overall crude oil volumes offset by lower long-term compensation costs due to the change in the EnCana share price.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes were 1,147 bbls/d in 2008 compared to 1,209 bbls/d in 2007. NGLs realized prices increased 60 percent to $98.35 per bbl in 2008 from $61.29 per bbl in 2007, which is consistent with the higher WTI benchmark price.
Nine Months Ended September 30, 2008 versus 2007
Financial Results

	Canadian Plains
($ millions)	2008	2007
Revenues, Net of Royalties	$1,580	$896
Expenses
Production and mineral taxes	32	21
Transportation and selling	29	23
Operating	191	153

Operating Cash Flow	$1,328	$699

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$896	$772	$(88)	$1,580

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the nine months of 2008 compared with the same period in 2007 due to:
•	A 100 percent increase in crude oil prices and 64 percent increase in NGLs prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses on liquids of $163 million or $8.71 per bbl in 2008 compared to losses of $26 million or $1.33 per bbl in 2007.
Production from the Pelican Lake key resource play in the nine months of 2008 was 22,510 bbls/d, down 2 percent compared to 2007. Production from the Weyburn key resource play of 13,583 bbls/d was down 9 percent mainly due to expected natural declines offset by production adds from the infill drilling program. At Suffield, production of 13,270 bbls/d was down 16 percent mainly due to natural declines and the delay in well tie-ins. Overall, Canadian Plains crude oil production decreased 6 percent.
Per Unit Results — Crude Oil

	Canadian Plains
($ per barrel)	2008	2007
Price (1)	$93.39	$46.76
Expenses
Production and mineral taxes	1.75	1.11
Transportation and selling	1.54	1.27
Operating	10.43	7.89

Netback	$79.67	$36.49

Crude Oil Production Volumes (bbls/d)	66,549	71,159

(1)	Excludes the impact of realized financial hedging.
Canadian Plains crude oil prices increased in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices. Total realized financial hedging losses on crude oil for Canadian Plains were approximately $160 million or $8.72 per bbl in 2008 compared to losses of approximately $26 million or $1.33 per bbl in 2007.
Canadian Plains crude oil per unit production and mineral taxes increased 58 percent or $0.64 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Plains crude oil per unit transportation and selling costs increased 21 percent or $0.27 per bbl in 2008 compared to 2007 due to the higher U.S./Canadian dollar exchange rate and additional clean oil trucking costs at Pelican Lake combined with lower overall crude oil volumes offset by lower clean oil trucking costs at Weyburn.
Canadian Plains crude oil per unit operating costs in 2008 increased 32 percent or $2.54 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, increased chemical costs, property tax and lease costs, workovers, electricity and salaries and benefits expenses combined with lower overall crude oil volumes.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes were 1,199 bbls/d in 2008 compared to 1,206 bbls/d in 2007. NGLs realized prices increased 64 percent to $89.56 per bbl in 2008 from $54.76 per bbl in 2007, which is consistent with the higher WTI benchmark price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
DEPRECIATION, DEPLETION AND AMORTIZATION
Upstream DD&A
EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis.
Three Months Ended September 30, 2008 versus 2007
Upstream DD&A expenses of $1,018 million in the third quarter of 2008 increased $100 million or 11 percent compared to 2007 due to:
•	Production volumes increased 6 percent;
•
DD&A rates in 2008 for the U.S. were higher than 2007 primarily due to higher capitalized costs, mainly attributable to the Deep Bossier acquisition. DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves; and

•	DD&A in 2008 includes an impairment of $5 million related to exploration prospects in France and 2007 includes an impairment of $24 million related to exploration prospects in Oman.
Nine Months Ended September 30, 2008 versus 2007
Upstream DD&A expenses of $3,010 million in the nine months of 2008 increased $470 million or 19 percent compared to 2007 due to:
•	Production volumes increased 7 percent;
•
DD&A rates in 2008 for the U.S. were higher than 2007 primarily due to higher capitalized costs, mainly attributable to the Deep Bossier acquisition. DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves offset in part by the impact of the higher U.S./Canadian dollar exchange rate; and

•	DD&A in 2008 includes impairments of $40 million related to exploration prospects in Qatar and France and 2007 includes an impairment of $24 million related to exploration prospects in Oman.
Downstream DD&A
Downstream refining DD&A was $50 million in the third quarter of 2008 compared to $41 million in 2007 and $138 million in the nine months of 2008 compared to $115 million in 2007.
MARKET OPTIMIZATION
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Revenues	$840	$629	$2,112	$2,107
Expenses
Transportation and selling	—	—	—	10
Operating	8	11	27	28
Purchased product	811	608	2,046	2,042

Operating Cash Flow	21	10	39	27
Depreciation, depletion and amortization	4	4	12	11

Segment Income	$17	$6	$27	$16

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of applying this policy, reported revenues and purchased product costs included offsets of $4,211 million for the nine months of 2008 compared to $3,108 million in 2007.
Revenues and Purchased product expenses increased in 2008 compared with 2007 mainly due to increased pricing offset by overall volume decreases required for Market Optimization.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
CORPORATE
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Revenues	$3,057	$(107)	$1,633	$(673)
Expenses
Operating	3	—	(6)	(8)
Depreciation, depletion and amortization	23	25	67	64

Segment Income (Loss)	$3,031	$(132)	$1,572	$(729)

Revenues and operating expenses represent unrealized mark-to-market gains or losses related to financial natural gas and crude oil hedge contracts.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Consolidated Expenses

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Administrative	$18	$73	$399	$263
Interest, net	147	102	428	297
Accretion of asset retirement obligation	20	17	61	46
Foreign exchange (gain) loss, net	110	74	170	69
(Gain) loss on divestitures	(124)	(29)	(141)	(87)
Administrative expenses decreased $55 million in the third quarter of 2008 compared to 2007 primarily due to lower long-term compensation expenses of $108 million as a result of the change in the EnCana share price. Administrative expenses increased $136 million in the nine months of 2008 compared to 2007 primarily due to higher staff levels and other related costs due to growth, one time charges for settlement of a lawsuit and an arbitration ruling offset by lower long-term compensation expenses. On a year-to-date basis, costs increased due to the higher U.S./Canadian dollar exchange rate, which added an additional $21 million, as well as $43 million related to the proposed corporate reorganization.
Net interest expense in the nine months of 2008 increased $131 million from 2007 primarily as a result of higher average outstanding debt. EnCana’s total long-term debt, including current portion, increased $2,411 million to $9,657 million at September 30, 2008 compared with $7,246 million at September 30, 2007 primarily due to the Deep Bossier and Haynesville acquisitions. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.4 percent in 2008 compared to 5.6 percent in 2007.
The foreign exchange loss of $170 million in nine months of 2008 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by revaluation of the partnership contribution receivable.
The gain on divestitures in 2008 relates to the divestiture of interests in Brazil. The gain on divestitures in 2007 relates to the divestiture of interests in Chad and Australia.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Revenues
Natural Gas	$2,807	$(74)	$1,486	$(558)
Crude Oil	250	(33)	147	(115)

	3,057	(107)	1,633	(673)
Expenses	7	—	(6)	(7)

	3,050	(107)	1,639	(666)
Income Tax Expense (Recovery)	1,007	(38)	568	(221)

Unrealized Mark-to-Market Gains (Losses), after-tax	$2,043	$(69)	$1,071	$(445)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gains or losses reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 17 to the Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Income Tax
The effective tax rate for the nine months ended September 30, 2008 was 32.7 percent compared to 25.1 percent in 2007. The majority of the difference is due to permanent differences (increase of 2.4 percent) and legislative changes having no comparative in 2008 (increase of 6 percent).
Further information regarding EnCana’s effective tax rate can be found in Note 9 to the Interim Consolidated Financial Statements. EnCana’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	Non-taxable downstream partnership income;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
If the proposed reorganization mentioned in the Business section of this MD&A occurs, it may result in an acceleration of future taxes for Canadian operations. However, as mentioned previously in this MD&A, the proposed reorganization has been delayed until the global debt and equity markets regain stability. Subsequently, the timing and determination of any potential impacts on Canadian future tax will be dependent upon the successful completion of the proposed reorganization.
NET CAPITAL INVESTMENT
Capital Summary

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Canadian Plains	$173	$218	$593	$558
Canadian Foothills	458	727	1,795	1,779
United States	621	452	1,800	1,313
Integrated Oil	275	154	804	424
Offshore & International	12	13	65	75
Market Optimization	4	2	11	5
Corporate	45	9	87	76

Capital Investment	1,588	1,575	5,155	4,230
Acquisitions	878	75	1,214	99
Divestitures	(442)	(59)	(593)	(505)

Net Capital Investment	$2,024	$1,591	$5,776	$3,824

EnCana’s Capital Investment for the nine months ended September 30, 2008 was funded by Cash Flow and debt.
Capital investment during the nine months of 2008 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips. Capital expenditures were also influenced by the rise in the average U.S./Canadian dollar exchange rate and change in the EnCana share price. The net impact of these factors on Capital Investment was an increase of $201 million in the nine months of 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
EnCana Post-Arrangement Operating Segments
Canadian Foothills and United States Capital Investment
The $503 million increase in Canadian Foothills and U.S. capital investment in the nine months of 2008 compared to the same period in 2007 was primarily due to:
•	Canadian Foothills capital investment of $1,795 million in the nine months of 2008 increased $16 million primarily due to:
•	The rise in the average U.S./Canadian dollar exchange rate that increased capital by $144 million; offset by
•
Lower drilling costs due to increased focus on well tie-ins, revised completion techniques and lower capitalized costs for long-term compensation expenses. Canadian Foothills drilled 641 net wells in the nine months of 2008 compared to 1,132 net wells in 2007.

•
U.S. capital investment of $1,800 million in the nine months of 2008 increased $487 million primarily due to increased drilling and completion activity in the Piceance and East Texas key resource plays, including incremental costs from the Deep Bossier acquisition offset slightly by lower capitalized costs for long-term compensation expenses. The number of net wells drilled in the U.S. increased to 571 from 497 in 2007.

Cenovus Post-Arrangement Operating Segments
Integrated Oil and Canadian Plains Capital Investment
The $415 million increase in Integrated Oil and Canadian Plains capital investment in the nine months of 2008 compared to the same period in 2007 was primarily due to:
•
Integrated Oil capital investment of $804 million during the nine months of 2008 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on capacity maintenance and bitumen expansion projects primarily at the Wood River refinery. The $380 million increase in capital investment in the nine months of 2008 compared to the same period in 2007 was primarily due to:

•
Higher facility costs at Foster Creek and Christina Lake and spending related to the Wood River CORE project. Facility expenditures at Foster Creek are expected to increase plant capacity to 120,000 bbls/d to accommodate Phases D and E expansions. Christina Lake facility costs are expected to increase plant capacity to 58,000 bbls/d to accommodate Phases B and C expansion. In addition, drilling costs were higher mainly due to drilling of 142 additional stratigraphic test wells (54 net to EnCana) at Foster Creek, Christina Lake and Borealis related to the next phases of development compared to the same period in 2007. The Wood River CORE project received regulatory approvals in the third quarter of 2008 and is expected to cost about $1.8 billion, net to EnCana, over the next three years. At the end of the expansion, crude oil refining capacity will increase from 306,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and heavy crude oil refining capacity will more than double to 240,000 bbls/day.

•	The rise in the average U.S./Canadian dollar exchange rate that increased capital by $20 million offset by lower capitalized costs for long-term compensation expenses.
•
Canadian Plains capital investment of $593 million in the nine months of 2008 increased $35 million primarily due to the rise in the average U.S./Canadian dollar exchange rate that increased capital by $45 million, as well as increased land purchases and facility work offset by lower drilling and completion costs. Canadian Plains drilled 1,034 net wells in the nine months of 2008 compared to 1,510 net wells in 2007, focusing more on deeper integrated wells in 2008.

Corporate Capital Investment
Corporate capital investment in 2008 and 2007 included land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and entered into a 25 year lease agreement with a third party developer. In addition, capital investment has been directed to business information systems and leasehold improvements.
Acquisitions and Divestitures
Acquisitions included land purchases of approximately $1,089 million in the Haynesville Shale play in Louisiana during the nine months of 2008 and minor property acquisitions in 2007.
In September 2008, EnCana completed the sale of its interests in Brazil for net proceeds of $164 million resulting in a gain on sale of $124 million before-tax ($99 million after-tax). EnCana also completed other minor divestitures during the nine months of 2008.
EnCana completed the following divestitures in the nine months of 2007:
•	The sale of assets in Australia for $31 million resulting in a gain on sale of $30 million before-tax ($25 million after-tax);
•	The sale of certain assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million;
•	The sale of its interests in Chad for $208 million resulting in a gain on sale of $59 million;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
•	The sale of The Bow office project assets for approximately $57 million, largely representing its investment at the date of sale; and
•	Other minor divestitures for combined proceeds of $50 million.
Proceeds from these 2007 divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.
Liquidity and Capital Resources

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Net cash from (used in)
Operating activities	$3,058	$2,180	$6,812	$6,236
Investing activities	(2,326)	(1,490)	(5,896)	(3,832)
Financing activities	(881)	(739)	(837)	(2,306)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(7)	9	(10)	15

Increase (decrease) in cash and cash equivalents	$(156)	$(40)	$69	$113

Operating Activities
Cash Flow was $2,809 million during the third quarter of 2008 compared to $2,218 million for the same period in 2007. On a year-to-date basis, Cash Flow was $8,087 million compared to $6,519 million for the same period in 2007. Reasons for this change are discussed under the Cash Flow section of this MD&A. Year-to-date net cash provided by operating activities was also impacted by net changes in non-cash working capital, including increases in risk management assets and inventories and a decrease in income tax payable.
Investing Activities
Net cash used for investing activities in the nine months of 2008 increased $2,064 million compared to the same period in 2007. Capital expenditures, including property acquisitions, in the nine months of 2008 increased $2,040 million compared to 2007. Reasons for this change are discussed under the Net Capital Investment section of this MD&A.
Financing Activities
Net issuance of long-term debt in the nine months of 2008 was $310 million compared to net issuance of $15 million for the same period in 2007. EnCana’s debt adjusted for working capital (“net debt”) was $8,366 million as at September 30, 2008 compared with $10,726 million as at December 31, 2007.
EnCana maintains numerous committed bank credit facilities and shelf prospectuses.
On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
On March 11, 2008, EnCana filed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. The shelf prospectus replaces EnCana’s $2.0 billion shelf prospectus which was fully utilized and EnCana Holdings Finance Corp.’s $2.0 billion shelf prospectus which expired on July 9, 2008.
As at September 30, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.7 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.2 billion.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the Company’s announcement to split into two focused energy companies, Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch with Negative Implications”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications” and Moody’s Investors Services assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”.
In light of the current market situation, EnCana continues to employ a conservative capital structure in which approximately 78 percent of outstanding debt is fixed-rate debt with maturities between 2009 and 2038. Debt maturities of $250 million in August 2009 and $200 million in September 2010 are modest relative to EnCana’s financial capacity and cash flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB. During the third quarter of 2008, EnCana did not purchase any of its Common Shares compared with 3.5 million Common Shares purchased for total consideration of $218 million for the same period in 2007. During the nine months of 2008, EnCana purchased 4.8 million of its Common Shares for total consideration of $326 million compared with 38.9 million Common Shares for total consideration of $2,025 million for the same period in 2007.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 40 cents per share in 2008 and payments for the nine months ended September 30, 2008 totaled $899 million compared with $453 million for the same period in 2007. These dividends were funded by Cash Flow.
Financial Metrics

	September 30		December 31
	2008		2007
Net Debt to Capitalization (1)	26%		34%
Net Debt to Adjusted EBITDA (2)	0.6	x	1.2	x

(1)	Net Debt is a non-GAAP measure defined as Long-Term Debt plus Current Liabilities less Current Assets. Capitalization is a non-GAAP measure defined as Net Debt plus Shareholders’ Equity.

(2)
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana’s Net Debt to Capitalization ratio decreased to 26 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market gains on risk management instruments which decreased Net Debt. Excluding this impact to working capital, the Net Debt to Capitalization ratio would have been 29 percent at September 30, 2008 and would have remained unchanged at 34 percent at December 31, 2007.
Free Cash Flow
EnCana’s third quarter 2008 Free Cash Flow increased $578 million and nine months of 2008 Free Cash Flow increased $643 million compared to the same periods in 2007. Reasons for the increase in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Cash Flow (1)	$2,809	$2,218	$8,087	$6,519
Capital Investment	1,588	1,575	5,155	4,230

Free Cash Flow (2)	$1,221	$643	$2,932	$2,289

(1)	Cash Flow is a non-GAAP measure and is defined under the “Cash Flow” section of this MD&A.

(2)
Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

Outstanding Share Data

	September 30	December 31
(millions)	2008	2007
Common Shares outstanding, beginning of year	750.2	777.9
Common Shares issued under option plans	2.9	8.3
Common Shares purchased	(2.8)	(36.0)

Common Shares outstanding, end of period	750.3	750.2

Weighted average Common Shares outstanding — diluted	752.0	764.6

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at September 30, 2008 and 2007.
Employees have been granted options to purchase Common Shares under various plans. At September 30, 2008, approximately 0.6 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted after December 31, 2003 have an associated TSAR attached which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s common shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana common shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached wishing to realize the value of their options have exercised their TSARs to receive a cash payment. At September 30, 2008, approximately 32.7 million options with TSARs attached were outstanding, of which 9.9 million are exercisable. During the first quarter of 2008, vesting provisions for the PSUs granted in 2005 were met and 2.0 million shares were distributed from the EnCana Employee Benefit Plan Trust. Additional information on these incentives is contained in Note 17 of the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007.
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited. At September 30, 2008, approximately 2.9 million SARs and Performance SARs were outstanding, of which none are exercisable.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt obligations of $9,679 million at September 30, 2008 are $2,150 million in obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 — 5 years as described in Note 17 to the Interim Consolidated Financial Statements. Further details regarding EnCana’s long-term debt are described in Note 11 to the Interim Consolidated Financial Statements.
As at September 30, 2008, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 101 Bcf at a weighted average price of $4.20 per Mcf. As at September 30, 2008, these transactions had an unrealized loss of $284 million.
Leases
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Deep Panuke
In October 2007, EnCana received regulatory approval from the Canada-Nova Scotia Offshore Petroleum Board to develop the Deep Panuke natural gas project located about 175 kilometres offshore Nova Scotia. Expected to start production in 2010, the approximately $700 million project is expected to deliver between 200 MMcf/d and 300 MMcf/d to markets in Canada and the northeast U.S.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. The agreement is for Single Buoy Moorings to construct a production facility that EnCana will lease upon delivery, expected in late 2010. EnCana also has the option to purchase the facility. EnCana has determined that it has substantially all the construction period risk and consequently is reporting the PFC as an asset under construction during the construction period. Once in service, the asset will be classified as a capital lease.
The Bow
On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Cost of design changes to the building requested by EnCana and leasehold improvements will be the responsibility of the Company.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Variable Interest Entities (“VIEs”)
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes.
Pursuant to the agreements with Brown Haynesville and Brown Southwest, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangements with Brown Haynesville and Brown Southwest will be completed on March 24, 2009 and January 19, 2009 respectively and the assets will be transferred to EnCana at that time. EnCana has determined that each relationship with Brown Haynesville and Brown Southwest represents an interest in a VIE and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Haynesville and Brown Southwest from the dates of acquisition.
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Kilgore represented an interest in VIE from November 20, 2007 to May 18, 2008. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Kilgore. On May 18, 2008, when the arrangement with Brown Kilgore was completed, the assets were transferred to EnCana.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million. Also, without admitting any liability whatsoever, WD concluded settlement negotiations with a group of individual plaintiffs. It was agreed that WD would settle these claims for $23 million. Execution of the Settlement Agreement is pending.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
New Accounting Standards Adopted
As disclosed in the year-end MD&A, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”, Section 3863 “Financial Instruments - Presentation”, Section 3862 “Financial Instruments — Disclosures” and Section 1535 “Capital Disclosures” on January 1, 2008. The adoption of these standards has had no material impact on the Company’s Net Earnings or Cash Flows. Additional information on the effects of the implementation of the new standards can be found in Note 2 to the Interim Consolidated Financial Statements.
Recent Accounting Pronouncements
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.
Risk Management
EnCana’s results are affected by:
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks);
•	operational risks;
•	environmental, health, safety and security risks; and
•	reputational risks.
EnCana takes a proactive approach in the identification and management of risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of derivative instruments, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2007 Management’s Discussion and Analysis and Note 17 to the Interim Consolidated Financial Statements.
Alberta Royalty Framework
On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (“ARF”). The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. The changes introduced by the ARF are to be effective January 1, 2009.
The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software by the Alberta Government to support the calculation and collection of royalties.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants while some jurisdictions have provided details on these regulations. It is anticipated that other jurisdictions will announce emissions reduction plans in the future.
Canadian Federal GHG regulations are expected to be developed later this fall, finalized in 2009 and come into force on January 1, 2010. Additional details on the regulatory framework for greenhouse gases that was announced in April 2007 have been released, which include information on reporting thresholds, facility-specific and sector-wide and corporate-specific targets, carbon capture and storage based targets, cleaner fuel standard for new facilities (built after 2004), technology fund, emissions coverage, cogeneration, harmonization and an offsets system. These details provide some clarification on the direction the federal government would like to take on emissions policy, but specific details on the costs to the Company will not be known until additional information can be gathered from the government.
As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, EnCana has four facilities covered under the recently enacted emissions regulations. In the first year of compliance, due to operational improvements and cogeneration assets EnCana generated emissions credits to use towards future compliance with these regulations. The forecast cost of carbon associated with the Alberta regulations is not material to EnCana at this time and is being actively managed.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ will be applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate starts at C$10 per tonne of carbon equivalent emissions, rising by C$5 per tonne a year for the next four years. The forecast cost of carbon associated with the British Columbia regulations is not material to EnCana at this time and is being actively managed.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	our significant production weighting in natural gas;
•	our recognition as an industry leader in CO2 sequestration;
•	our focus on energy efficiency and the development of technology to reduce GHG emissions;
•	our involvement in the creation of industry best practices; and
•	our industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is comprised of three principal elements:
1.	Manage Existing Costs
When regulations are implemented a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing our steam to oil ratio help to support and drive our focus on cost reduction.
2.	Respond to Price Signals
As regulatory regimes for GHGs develop in the jurisdictions where we work inevitably price signals begin to emerge. We have initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of our operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, where appropriate, EnCana is also attempting to realize the associated value of its reduction projects.
3.	Anticipate Future Carbon Constrained Scenarios
EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions we gain useful knowledge that allows us to explore different strategies for managing our emissions and costs. These scenarios inform our long range planning and our analyses on the implications of regulatory trends.
EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.
Outlook
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. EnCana is currently preparing the documentation and developing the plans, related to organizational structures, resources and corporate functions that are required for the proposed companies, to give effect to the Arrangement. Given the uncertainty and volatility in the global financial markets, EnCana is choosing to delay the timing of a shareholder vote that was contemplated to take place in December 2008, until clear signs of stabilization return to the financial markets.
EnCana, post-Arrangement, plans to focus on growing natural gas production from its diversified portfolio of existing and emerging unconventional resource plays in North America. Cenovus, post-Arrangement, plans to focus on developing its high quality in-situ oil resources and expanding its downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Volatility in crude oil prices is expected to continue throughout 2008 as a result of market uncertainties over supply and refining disruptions, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight U.S. Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked and that unconventional resource plays can offset conventional gas production declines over the next few years. Past this period, the industry’s ability to continue to grow gas supply is expected to be challenged in North America by land access and regulatory issues.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
The Company expects its 2008 capital investment program to be funded from Cash Flow and debt.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com. EnCana updated its Corporate Guidance in the third quarter of 2008. EnCana’s news release dated October 23, 2008 and financial statements are available on www.sedar.com.
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: the planned Arrangement; the expected future attributes of each of EnCana and Cenovus following any such Arrangement; the anticipated benefits of the planned Arrangement; the expected timing for completion of the Arrangement and the conditions which are or may be required prior to proceeding with the Arrangement; the expected tax impact of the planned Arrangement; projections relating to the adequacy of the Company’s provision for taxes; the potential impact of implementation of the Alberta Royalty Framework on EnCana’s financial condition and projected 2008 capital investments; projections with respect to growth of natural gas production from unconventional resource plays and in-situ oil resources including with respect to Foster Creek/Christina Lake, through 2016, the planned expansions of the Company’s downstream heavy oil processing capacity and the capital costs of the same; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2008 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2008 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; projections relating to the Company’s Deep Panuke project, including projected production levels and the timing thereof and the timing for completion of project facilities; expected completion dates of the arrangements with Brown Southwest and Brown Haynesville; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the Arrangement; the risk that any applicable conditions to complete the Arrangement may not occur or be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of the Company and Cenovus; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2008
EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated October 23, 2008, which news release is available on EnCana’s website at www.encana.com and on SEDAR at www.sedar.com.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this document and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow from Continuing Operations, Cash Flow per share — diluted, Free Cash Flow, Operating Earnings, Operating Earnings from Continuing Operations, Operating Earnings per share — diluted, Adjusted EBITDA, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)